Exhibit 99.2

Management's Discussion and Analysis

For the three and six months ended June 30, 2024

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Management’s Discussion and Analysis
This Management's Discussion and Analysis ("MD&A") dated July 25, 2024 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the three and six months ended June 30, 2024. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023, which were prepared in accordance with International Accounting Standard ("IAS") 34 'Interim Financial Reporting'. In addition, this MD&A should be read in conjunction with both the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022 prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and the related annual MD&A.
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the second quarter of 2024.
Forward-Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the sections in this MD&A titled "Managing Risk", "Forward-Looking Statements and Information" and "Other Information and Advisories". Additional information including this MD&A, the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 and 2023, the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022, our Annual Information Form for the year ended December 31, 2023 (our "AIF"), and press releases, have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR+"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedarplus.com, www.sec.gov/edgar and on the Company's website (www.eldoradogold.com).
Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, and free cash flow excluding Skouries. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operating activities. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); Secured Overnight Financing Rate ("SOFR"); and Euro Interbank Offered Rate ("EURIBOR").
Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024

3

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
About Eldorado Gold
Eldorado Gold is a Canadian mid-tier gold and base metals producer with mining, development, and exploration operations in Turkiye, Canada and Greece. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, the Lamaque Complex in Quebec, Canada ("Lamaque"), and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation producing three concentrates bearing gold, lead-silver and zinc.
Complementing our producing portfolio is our advanced stage copper-gold development project, Skouries, in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine. In order to develop the Skouries project, we have secured a €680.4 million project financing facility as well as a strategic investment of C$81.5 million by the European Bank for Reconstruction and Development.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania1. We are actively working toward a sale of the Certej project. See additional discussion in the section - Development Projects of this MD&A.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,700 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.
Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).
1 In October 2022, the Certej project was reclassified to held for sale. See additional discussion in the section - Development Projects.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2024	2023	2024	2023
Revenue	$297.1	$229.0	$555.1	$456.8
Gold produced (oz)	122,319	109,435	239,430	220,944
Gold sold (oz)	121,226	110,134	237,234	219,951
Average realized gold price ($/oz sold) (2)	$2,336	$1,953	$2,214	$1,943
Production costs	127.8	116.1	250.8	225.8
Total cash costs ($/oz sold) (2,3)	940	928	931	893
All-in sustaining costs ($/oz sold) (2,3)	1,331	1,296	1,297	1,252
Net earnings for the period (1)	55.5	0.9	89.1	20.2
Net earnings per share – basic ($/share) (1)	0.27	—	0.44	0.11
Net earnings per share – diluted ($/share) (1)	0.27	—	0.44	0.11
Net earnings for the period continuing operations (1,4)	56.4	1.5	91.6	20.9
Net earnings per share continuing operations – basic ($/share)(1,4)	0.28	0.01	0.45	0.11
Net earnings per share continuing operations – diluted ($/share)(1,4)	0.27	0.01	0.45	0.11
Adjusted net earnings continuing operations – basic (1,2,4)	66.6	9.7	121.8	26.4
Adjusted net earnings per share continuing operations ($/share)(1,2,4)	0.33	0.05	0.60	0.14
Net cash generated from operating activities (4)	112.2	75.3	207.5	115.6
Cash flow from operating activities before changes in working capital (2,4)	132.2	82.4	240.5	175.6
Free cash flow (2,4)	(32.0)	(21.7)	(63.0)	(56.7)
Free cash flow excluding Skouries (2,4)	33.9	13.7	67.6	(6.2)
Cash, cash equivalents and term deposits (4)	595.1	456.6	595.1	456.6
Total assets	5,280.6	4,742.1	5,280.6	4,742.1
Debt (4)	748.0	546.0	748.0	546.0
(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(4)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Key Business Developments
Skouries Project Update
After finalizing key contracts in 2023, the capital cost estimate remained in line with the Feasibility Study estimate. Subsequent to year end, contract awards and negotiations in Q1 2024 incorporated labour rates and labour hours established through a diligent tendering process that were higher than the feasibility study, resulting in a revised capital estimate of $920 million that was announced on February 22, 2024.
First production of the copper-gold concentrate is expected in Q3 2025, with expected 2025 gold production of 50,000 to 60,000 ounces and copper production of 15 to 20 million pounds. A ramp-up is expected over the second half of 2025 and the project remains on track for commercial production at the end of 2025. We are assessing our plans with the goal of optimizing our 2026 gold and copper production profile at Skouries.
In 2023, Eldorado completed the €680.4 million project financing facility ("Term Facility") for the development of the Skouries project in Northern Greece. Additional drawdowns on the Term Facility in Q2 2024 totalled €104.0 million ($111.3 million), with that figure expected to grow substantially over the second half of the year, in line with the Company's growth capital guidance of $375 to $425 million for 2024.
See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity of this MD&A.
Completion of Refinancing
On June 27, 2024, Eldorado entered into a $350 million extended and increased revolving senior secured credit facility with an option to increase the available credit by $100 million through an accordion feature and a maturity date of June 27, 2028.
See additional discussion in the section - Financial Condition and Liquidity.
Sustainability
On May 31, 2024, we published our 2023 Sustainability Report, detailing our environmental, social and governance performance. The 2023 Sustainability Report is our 12th annual published report and has been produced with reference to the Global Reporting Initiative ("GRI") Universal Standards, and it serves as our Communication on Progress for the United Nations Global Compact in support of the Sustainable Development Goals.
2024 Outlook
The Company is maintaining its annual production, operating cost and capital cost guidance. 2024 annual gold production is expected to be between 505,000–555,000 ounces, with stronger production expected in the second half of the year, as planned. We expect total operating costs per ounce sold of $840 to $940 and AISC per ounce sold of $1,190 to $1,290. Growth capital is expected to total $497 to $569 million, including $375 to $475 million towards the advancement of the Skouries project. Sustaining capital is expected to total $135 to $160 million and exploration expenditures are expected to total $27 to $30 million.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Review of Operating and Financial Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR")2 was 0.40 in Q2 2024 and 1.00 for the six months ended June 30, 2024, as compared to an LTIFR of 1.32 in Q2 2023 and 1.08 for the six months ended June 30, 2023. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In Q2 2024, we produced 122,319 ounces of gold, an increase of 12% from Q2 2023 production of 109,435 ounces and an increase of 4% from Q1 2024 production of 117,111 ounces. Total gold production of 239,430 ounces in the six months ended June 30, 2024 increased 8% from 220,944 ounces in the six months ended June 30, 2023. These increases over the prior year were driven by Lamaque due to higher throughput and to a lesser extent higher grade as well as at Kisladag due to higher grade material and additional tonnes placed on the pad. During Q2 2023, throughput at Lamaque was impacted by wildfires in the region and leaching at Kisladag was impacted by heavy rainfall.
Gold sales in Q2 2024 totalled 121,226 ounces, an increase of 10% from 110,134 ounces sold in Q2 2023 and an increase of 4% from 116,008 ounces sold in Q1 2024. The higher sales volume compared with the prior year primarily reflects increases in production at Lamaque and Kisladag. Total gold sales of 237,234 ounces in the six months ended June 30, 2024 increased 8% from 219,951 ounces in the six months ended June 30, 2023 as a result of increased production at Lamaque, Kisladag and Olympias.
The average realized gold price3 was $2,336 per ounce sold in Q2 2024, an increase from $1,953 per ounce sold in Q2 2023. For the six months ended June 30, 2024, the average realized gold price was $2,214 per ounce sold as compared to $1,943 per ounce sold in the six months ended June 30, 2023.
Total revenue increased to $297.1 million in Q2 2024 from $229.0 million in Q2 2023 and to $555.1 million in the six months ended June 30, 2024, from $456.8 million in the six months ended June 30, 2023. The increases in both three and six-month periods were primarily due to the higher average realized gold price as well as the higher sales volumes.
Production Costs and Unit Cost Performance
Production costs increased to $127.8 million in Q2 2024 from $116.1 million in Q2 2023 and to $250.8 million in the six months ended June 30, 2024 from $225.8 million in the six months ended June 30, 2023. Increases in both periods were driven primarily by higher sales volume as well as slightly higher cash costs, the latter impacted by higher royalty expense due to higher gold sales and higher gold price, as well as increases in contractor and labour costs and higher fuel prices.
Production costs include royalty expense, which increased to $17.8 million in Q2 2024 from $15.1 million in Q2 2023 and increased to $32.0 million in the six months ended June 30, 2024 from $23.8 million in the six months ended June 30, 2023. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Total cash costs3 averaged $940 per ounce sold in Q2 2024, an increase from $928 in Q2 2023, and $931 the six months ended June 30, 2024 from $893 in the six months ended June 30, 2023. The increases in both the three and six-month periods were primarily due to higher royalties (driven by higher gold prices) and mining costs as well as lower by-product credits.
2 These figures are unreconciled on a quarterly basis and will be reconciled in year-end disclosures.
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
AISC per ounce sold4 averaged $1,331 in Q2 2024, an increase from $1,296 in Q2 2023, and $1,297 the six months ended June 30, 2024 from $1,252 in the six months ended June 30, 2023, with the increases in both the three and six-month periods due to higher total cash costs combined with higher sustaining capital and G&A.
Other Expenses
Depreciation expense totalled $59.4 million in Q2 2024, compared to $64.1 million in Q2 2023, and $113.9 million in the six months ended June 30, 2024, compared to $126.4 million in the six months ended June 30, 2023, with the year-to-date amount in 2024 impacted by an adjustment to the reclamation asset amortization at Efemcukuru.
Mine standby costs decreased to $1.9 million in Q2 2024 from $5.1 million in Q2 2023 and decreased to $4.6 million in the six months ended June 30, 2024 from $8.6 million in the six months ended June 30, 2023, with the decreases primarily due to reduced care and maintenance costs at Stratoni.
Other expense decreased to $5.3 million in Q2 2024 from income of $10.6 million in Q2 2023 and decreased to an expense of $14.2 million in the six months ended June 30, 2024 from income of $19.1 million in the six months ended June 30, 2023. The movements in the three and six-month periods in 2024 were driven by unrealized losses on derivative instruments, primarily the gold collars and gold and copper swaps.
Finance costs decreased to $7.1 million in Q2 2024 from $9.4 million in Q2 2023 and decreased to $7.1 million in the six months ended June 30, 2024 from $18.1 million in the six months ended June 30, 2023. The decreases in the three and six-month periods in 2024 were primarily driven by the capitalization of a portion of interest on the Senior Notes to the construction of Skouries that started in Q2 2023.
Income Tax
Income tax expense from continuing operations decreased to $21.7 million in Q2 2024 from $38.9 million in Q2 2023 and decreased to $37.8 million in the six months ended June 30, 2024 from $51.6 million in the six months ended June 30, 2023. On December 31, 2023, Turkiye announced application of inflation accounting for the year ended December 31, 2023. Inflation accounting continued to be applicable for Q2 2024.
Current tax decreased to $20.7 million in Q2 2024 from $21.8 million in Q2 2023 and decreased to $33.2 million in the six months ended June 30, 2024 from $42.3 million in the six months ended June 30, 2023. Current tax is comprised of $12.3 million and $18.0 million from operations in Turkiye and $8.4 million and $15.2 million of Quebec mining duties, recognized in the three and six months ended June 30, 2024, respectively.
Deferred tax decreased to a $1.0 million expense in Q2 2024, from an expense of $17.0 million in Q2 2023 and decreased to a $4.6 million expense in the six months ended June 30, 2024 from an expense of $9.3 million in the six months ended June 30, 2023. Deferred tax for the quarter included, among other items, a $4.4 million expense for use of tax attributes in Canada, a $5.8 million expense related to movements against the U.S. dollar of local currencies, primarily the Lira and the Euro, and a $7.6 million recovery from the application of Turkish inflation accounting.
Net Earnings Attributable to Shareholders
Eldorado reported net earnings attributable to shareholders from continuing operations of $56.4 million ($0.28 earnings per share) in Q2 2024 compared to net earnings of $1.5 million ($0.01 earnings per share) in Q2 2023 and net earnings of $91.6 million ($0.45 earnings per share) in the six months ended June 30, 2024 compared to net earnings of $20.9 million ($0.11 earnings per share) in the six months ended June 30, 2023. The increases in net earnings in both the three and six-month periods were driven by higher operating income due primarily to higher average realized gold price as well as stronger gold sales, partially offset by higher unrealized derivative losses.

4 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Adjusted net earnings5 was $66.6 million ($0.33 earnings per share) in Q2 2024 compared to adjusted net earnings of $9.7 million ($0.05 earnings per share) in Q2 2023. Adjustments in Q2 2024 include a $1.9 million gain on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting and a $12.0 million unrealized loss on derivative instruments.
Adjusted net earnings was $121.8 million ($0.60 earnings per share) in the six months ended June 30, 2024 compared to adjusted net earnings of $26.4 million ($0.14 earnings per share) in the six months ended June 30, 2023. Adjustments in the six months ended June 30, 2024 include a $3.4 million loss on foreign exchange due to the translation of deferred tax balances net of Turkiye inflation accounting, a $28.9 million unrealized loss on derivative instruments and a $2.0 million gain on the non-cash revaluation of the derivative related to redemption options in our Senior Notes.
Cash Generated from Operating Activities and Free Cash Flow5
Net cash generated from operating activities from continuing operations increased to $112.2 million in Q2 2024 from $75.3 million in Q2 2023 and increased to $207.5 million in the six months ended June 30, 2024 from $115.6 million in the six months ended June 30, 2023, primarily as a result of the higher average realized gold price and higher sales volumes. See additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Free cash flow was negative $32.0 million in Q2 2024 compared to negative $21.7 million in Q2 2023 and negative $63.0 million in the six months ended June 30, 2024 compared to negative $56.7 million in the six months ended June 30, 2023 with the decreases driven by the significant increase in investing activities at Skouries, partially offset by higher operating cash flow, primarily due to the higher average realized gold price and higher sales volumes.
Free cash flow excluding Skouries, was $33.9 million and $67.6 million in the three and six-months ended June 30, 2024, respectively, as compared to $13.7 million and negative $6.2 million in the three and six-months ended June 30, 2023, respectively. This measure of free cash flow adds back cash-basis capital expenditure on the Skouries project in the respective periods.
5 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Quarterly Operations Update

	3 months ended June 30,		6 months ended June 30,
	2024	2023	2024	2023
Consolidated
Ounces produced	122,319	109,435	239,430	220,944
Ounces sold	121,226	110,134	237,234	219,951
Production costs	$127.8	$116.1	$250.8	$225.8
Total cash costs ($/oz sold) (1,2)	$940	$928	$931	$893
All-in sustaining costs ($/oz sold) (1,2)	$1,331	$1,296	$1,297	$1,252
Sustaining capital expenditures (2)	$30.9	$26.1	$59.9	$52.1
Kisladag
Ounces produced	38,990	34,180	76,513	71,340
Ounces sold	39,646	32,280	76,344	69,673
Production costs	$38.2	$27.5	$69.2	$58.0
Total cash costs ($/oz sold) (1,2)	$941	$827	$883	$809
All-in sustaining costs ($/oz sold) (1,2)	$1,055	$937	$988	$904
Sustaining capital expenditures (2)	$3.1	$2.8	$5.2	$5.0
Lamaque
Ounces produced	47,391	38,745	89,690	76,629
Ounces sold	43,625	39,904	88,245	78,547
Production costs	$33.6	$28.3	$68.8	$57.5
Total cash costs ($/oz sold) (1,2)	$759	$701	$769	$722
All-in sustaining costs ($/oz sold) (1,2)	$1,233	$1,117	$1,248	$1,166
Sustaining capital expenditures (2)	$20.1	$16.2	$41.1	$34.1
Efemcukuru
Ounces produced	22,397	22,644	40,898	42,572
Ounces sold	22,462	22,466	41,076	42,217
Production costs	$24.8	$20.4	$46.6	$38.1
Total cash costs ($/oz sold) (1,2)	$1,087	$915	$1,117	$924
All-in sustaining costs ($/oz sold) (1,2)	$1,288	$1,111	$1,220	$1,103
Sustaining capital expenditures (2)	$3.6	$3.7	$6.0	$5.9
Olympias
Ounces produced	13,541	13,866	32,329	30,403
Ounces sold	15,493	15,484	31,568	29,514
Production costs	$31.3	$40.0	$66.3	$72.2
Total cash costs ($/oz sold) (1,2)	$1,231	$1,746	$1,260	$1,496
All-in sustaining costs ($/oz sold) (1,2)	$1,522	$2,036	$1,524	$1,797
Sustaining capital expenditures (2)	$4.1	$3.4	$7.6	$7.1
(1)Revenues from silver, lead and zinc sales are off-set against total cash costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Kisladag

	3 months ended June 30,		6 months ended June 30,
Operating Data	2024	2023	2024	2023
Tonnes placed on pad	3,415,604	3,029,900	6,177,378	6,164,613
Ounces placed on pad (2)	53,521	44,811	90,944	84,681
Head grade (g/t gold)	0.92	0.76	0.85	0.73
Gold ounces produced	38,990	34,180	76,513	71,340
Gold ounces sold	39,646	32,280	76,344	69,673
Average realized gold price ($/oz sold) (1)	$2,347	$1,980	$2,217	$1,939
Total cash costs ($/oz sold) (1)	$941	$827	$883	$809
All-in sustaining costs ($/oz sold) (1)	$1,055	$937	$988	$904
Financial Data
Revenue	$94.0	$64.7	$171.0	$136.8
Production costs	38.2	27.5	69.2	58.0
Depreciation and depletion	22.2	18.1	40.5	38.9
Earnings from mine operations	33.6	19.1	61.4	39.8
Growth capital investment (1)	32.3	18.7	57.7	37.3
Sustaining capital expenditures (1)	$3.1	$2.8	$5.2	$5.0
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Recoverable ounces.

Kisladag produced 38,990 ounces of gold in Q2 2024, an increase from 34,180 ounces produced in Q2 2023. Production in the quarter benefited from both higher average grade and higher tonnes placed on the pad. Grade increased from 0.76 grams per tonne in Q2 2023 to 0.92 grams per tonne in Q2 2024 as a result of mine planning changes and positive grade reconciliation. A geometallurgical test work program is evaluating the effects of ore type variability on the life of mine resource in order to refine the crushing, agglomeration, and heap leach circuits with an expectation of completing the study in 2025. The study will focus on optimal moisture and reagent addition, particle size, and incremental debottlenecking of the crushing plant to maximize Kisladag value. Optimization of drum and belt agglomeration continues within the circuit to ensure product consistency and operability.
Revenue increased to $94.0 million in Q2 2024 from $64.7 million in Q2 2023, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $38.2 million in Q2 2024 from $27.5 million in Q2 2023, with more than half the increase attributable to the higher sales volume, including higher royalty expense as a result of both the higher average realized gold price and higher gold sales. As a result of the increased royalty expense, total cash costs per ounce increased to $941 in Q2 2024 from $827 in Q2 2023.
AISC per ounce sold increased to $1,055 in Q2 2024 from $937 in Q2 2023, primarily due to the increase in total cash costs per ounce sold.
Sustaining capital expenditures were $3.1 million in Q2 2024 and $5.2 million in the six months ended June 30, 2024, which primarily included equipment rebuilds, mine equipment purchases and geotechnical drilling and monitoring. Growth capital investment of $32.3 million and $57.7 million in the three and six months ended June 30, 2024 included waste stripping and associated equipment costs to support the mine life extension, continued construction of the second phase of the North Heap Leach Pad and adsorption-desorption-regeneration plant infrastructure, and building relocation due to pit expansion.
For 2024, production guidance at Kisladag is 180,000 to 195,000 ounces of gold. Production is expected to increase in the second half as compared to the first half of the year as we realize expected higher stacking rates.

11

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Lamaque

	3 months ended June 30,		6 months ended June 30,
Operating Data	2024	2023	2024	2023
Tonnes milled	220,157	192,087	454,716	391,743
Head grade (g/t gold)	6.95	6.43	6.36	6.24
Average recovery rate	96.3%	97.5%	96.4%	97.4%
Gold ounces produced	47,391	38,745	89,690	76,629
Gold ounces sold	43,625	39,904	88,245	78,547
Average realized gold price ($/oz sold) (1)	$2,347	$1,962	$2,214	$1,928
Total cash costs ($/oz sold) (1)	$759	$701	$769	$722
All-in sustaining costs ($/oz sold) (1)	$1,233	$1,117	$1,248	$1,166
Financial Data
Revenue	$102.8	$78.6	$196.3	$152.3
Production costs	33.6	28.3	68.8	57.5
Depreciation and depletion	16.6	19.0	35.3	37.5
Earnings from mine operations	52.6	31.4	92.2	57.2
Growth capital investment (1)	7.4	4.7	12.5	7.1
Sustaining capital expenditures (1)	$20.1	$16.2	$41.1	$34.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 47,391 ounces of gold in Q2 2024, an increase of 22% from 38,745 ounces in Q2 2023. The increase was primarily due to higher tonnes milled combined with higher grade ore and no stoppages due to wildfires. Average grade increased to 6.95 grams per tonne in Q2 2024 from 6.43 grams per tonne in the comparative quarter, with the increase attributable to higher grade ore from the C4 and C5 zones.
Revenue increased to $102.8 million in Q2 2024 from $78.6 million in Q2 2023, reflecting the higher average realized gold price as well as higher ounces sold.
Production costs increased to $33.6 million in Q2 2024 from $28.3 million in Q2 2023, with roughly half the increase attributable to the higher sales volume, and the remaining increase due to additional costs incurred in labour, contractors, and equipment rentals. Total cash costs were also impacted by slightly higher royalties due to the higher average realized gold price, with total cash costs per ounce sold increasing to $759 in Q2 2024 from $701 in Q2 2023.
AISC per ounce sold increased to $1,233 in Q2 2024 from $1,117 in Q2 2023, primarily due to higher total cash costs per ounce as well as higher sustaining capital.
Sustaining capital expenditures of $20.1 million in Q2 2024 and $41.1 million in the six months ended June 30, 2024 primarily included underground development, equipment rebuilds and expenditure on the expansion of the tailings facility (Phase 6). Growth capital investment of $7.4 million in Q2 2024 and $12.5 million in the six months ended June 30, 2024 was primarily related to resource conversion drilling and initiation of bulk sample development at Ormaque.
For 2024, production guidance at Lamaque is 175,000 to 190,000 ounces of gold. Production in the second half of the year is expected to be stronger than the first half of the year as grades are expected to increase.

12

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Efemcukuru

	3 months ended June 30,		6 months ended June 30,
Operating Data	2024	2023	2024	2023
Tonnes milled	134,540	138,159	271,571	271,057
Head grade (g/t gold)	5.92	5.85	5.44	5.65
Average recovery rate (to concentrate)	92.1%	92.9%	91.8%	92.9%
Gold ounces produced (1)	22,397	22,644	40,898	42,572
Gold ounces sold	22,462	22,466	41,076	42,217
Average realized gold price ($/oz sold) (2)	$2,448	$1,971	$2,335	$2,031
Total cash costs ($/oz sold) (2)	$1,087	$915	$1,117	$924
All-in sustaining costs ($/oz sold) (2)	$1,288	$1,111	$1,220	$1,103
Financial Data
Revenue	$55.3	$44.1	$96.6	$84.8
Production costs	24.8	20.4	46.6	38.1
Depreciation and depletion	8.6	10.6	13.1	20.6
Earnings from mining operations	22.0	13.1	36.9	26.1
Growth capital expenditures (2)	1.1	1.6	2.2	3.5
Sustaining capital expenditures (2)	$3.6	$3.7	$6.0	$5.9
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Efemcukuru produced 22,397 ounces of gold in Q2 2024, a 1% decrease from 22,644 ounces in Q2 2023. The slight decrease was primarily driven by lower throughput, partially offset by modestly higher grade.
Revenue increased to $55.3 million in Q2 2024 from $44.1 million in Q2 2023, with the increase attributable entirely to the higher average realized gold price given the stable sales volume.
Production costs increased to $24.8 million in Q2 2024 from $20.4 million in Q2 2023, with the increase attributable entirely to higher unit costs, including higher transportation costs as well as increased royalty expense due to the higher average realized gold price. This resulted in an increase to total cash costs per ounce sold to $1,087 in Q2 2024 from $915 in Q2 2023.
AISC per ounce sold increased to $1,288 in Q2 2024 from $1,111 in Q2 2023, primarily due to higher total cash costs per ounce.
Sustaining capital expenditures of $3.6 million in Q2 2024 and $6.0 million in the six months ended June 30, 2024 were primarily underground development, equipment rebuilds, and tailings filter press maintenance. Growth capital investment of $1.1 million in Q2 2024 and $2.2 million in the six months ended June 30, 2024 supported underground development to Kokarpinar.
For 2024, production guidance at Efemcukuru is 75,000 to 85,000 ounces of gold. Production in the second half of the year is expected to be relatively consistent with the first half of the year.

13

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Olympias

	3 months ended June 30,		6 months ended June 30,
Operating Data	2024	2023	2024	2023
Tonnes milled	94,575	110,140	213,172	214,522
Head grade (g/t gold)	8.11	7.31	8.42	7.91
Head grade (g/t silver)	119.24	134.21	116.56	133.11
Head grade (% lead)	3.79%	4.27%	3.66%	4.15%
Head grade (% zinc)	4.01%	5.03%	4.02%	4.75%
Gold average recovery rate (to concentrate)	81.1%	83.0%	82.5%	83.9%
Silver average recovery rate (to concentrate)	70.3%	82.8%	73.8%	79.5%
Lead average recovery rate (to concentrate)	69.9%	83.8%	73.9%	80.7%
Zinc average recovery rate (to concentrate)	73.2%	80.1%	75.6%	79.1%
Gold ounces produced (1)	13,541	13,866	32,329	30,403
Gold ounces sold	15,493	15,484	31,568	29,514
Silver ounces produced (1)	221,568	340,714	530,131	654,000
Silver ounces sold	202,595	287,424	556,716	690,026
Lead tonnes produced (1)	2,059	3,079	5,002	5,609
Lead tonnes sold	1,929	2,702	5,266	6,381
Zinc tonnes produced (1)	2,360	3,767	5,485	6,847
Zinc tonnes sold	1,478	4,040	4,397	6,376
Average realized gold price ($/oz sold) (2)	$2,115	$1,850	$2,048	$1,862
Total cash costs ($/oz sold) (2)	$1,231	$1,746	$1,260	$1,496
All-in sustaining costs ($/oz sold) (2)	$1,522	$2,036	$1,524	$1,797
Financial Data
Revenue	$45.0	$41.6	$91.1	$83.0
Production costs	31.3	40.0	66.3	72.2
Depreciation and depletion	12.0	16.4	25.0	29.4
Earnings (loss) from mining operations	1.7	(14.8)	(0.2)	(18.6)
Growth capital investment (2)	1.6	3.7	2.6	3.5
Sustaining capital expenditures (2)	$4.1	$3.4	$7.6	$7.1
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Olympias produced 13,541 ounces of gold in Q2 2024, a 2% decrease from 13,866 ounces in Q2 2023 and was driven by lower tonnes milled, mostly offset by higher grade ore, the latter of which reflected stope sequencing in the quarter.
During the quarter, production at Olympias was negatively impacted by labour-initiated intermittent work stoppages totalling 17 days, primarily in June. Eldorado is currently engaged in negotiating a new collective bargaining agreement with the objective of finalizing an agreement that will underpin the long-term sustainability of Olympias and provide lasting benefits for our workforce and the communities in which we operate.
Revenue increased to $45.0 million in Q2 2024 from $41.6 million in Q2 2023, primarily as a result of the higher average realized gold price.

14

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Production costs decreased to $31.3 million in Q2 2024 from $40.0 million in Q2 2023 driven by productivity efficiencies, as well as slightly lower consumable costs. Production costs also benefited from lower transport costs. This resulted in a decrease to total cash costs per ounce sold to $1,231 in Q2 2024 from $1,746 in Q2 2023.
AISC per ounce sold decreased to $1,522 in Q2 2024 from $2,036 in Q2 2023 primarily due to total cash costs per ounce sold.
Sustaining capital expenditures of $4.1 million in Q2 2024 and $7.6 million in the six months ended June 30, 2024 primarily included underground development and process improvements. Growth capital investment of $1.6 million in Q2 2024 and $2.6 million in the six months ended June 30, 2024 was primarily related to underground development.
For 2024, production guidance at Olympias is 75,000 to 85,000 ounces of gold. Production in the second half of the year is expected to increase over the first half of the year as a result of an expected increase in ore mined and processed.

15

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Development Projects
Skouries Project – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade copper-gold asset. In December 2021, we published the results of the Skouries Project Feasibility Study with a 20-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project, as detailed in the Feasibility Study, was expected to provide an after-tax IRR of 19% and a NPV (5%) of $1.3 billion6 with capital costs to complete the project estimated at $845 million which was updated as noted below.
Capital Estimate and Schedule
After finalizing key contracts in 2023, the capital cost estimate remained in line with the Feasibility Study estimate. Subsequent to year end, contract awards and negotiations in Q1 2024 incorporated labour rates and labour hours established through a diligent tendering process that were higher than the feasibility study, resulting in a revised capital estimate of $920 million that was announced on February 22, 2024.
First production of the copper-gold concentrate is expected in Q3 2025, with expected 2025 gold production of 50,000 to 60,000 ounces and copper production of 15 to 20 million pounds. A ramp-up is expected over the second half of 2025 and the project remains on track for commercial production at the end of 2025. We are assessing our plans with the goal of optimizing our 2026 gold and copper production profile at Skouries.
Between the Term Facility and our balance sheet, the project remains fully funded.
Growth capital invested totalled $91.9 million in Q2 2024 and $144.4 million during the six months ended June 30, 2024. At June 30, 2024, the growth capital invested towards the overall capital estimate of $920 million totalled $329 million.
In 2024, the capital spend is expected to be between $375 and $425 million, with a higher expected spend in the second half of the year as contractor mobilization continues to ramp up and multiple work fronts open up.
As at June 30, 2024:
•The current Phase 2 of the project was 49% complete and the entire project was 76% complete, when including the first phase of construction;
•Detailed engineering, since project restart, was 72% complete and procurement was substantially complete;
•Project execution and ramp-up continued for major earthworks with work progressing on water management ponds, and top soil stripping and underdrain construction in the low-grade ore stockpile basin. In addition, the coffer dam spillway construction has commenced;
•Work continues to advance on the tailings filtration infrastructure. The earthworks and KT2 channel construction are substantially complete, the piling for the filter plant building is over 95% complete and the piling for the tank farm area is 37% complete;
•Progress advanced on the foundation construction of the primary crusher, as planned, with the upper retaining walls now completed and the concrete slab for the base of the crusher building expected to be poured in Q3 2024;
•Construction of several non-process plant buildings commenced during Q2 2024, and relining of flotation cells are 50% complete;
•Placement of concrete has increased from 445m3/month in Q1 2024 to 2,469m3/month in Q2 2024. The first thickener base concrete pour was completed on July 13, 2024;
•Awarded the underground development and test stoping contract; and
•As previously noted, the upgrade of the underground power supply to 690V and the ventilation upgrade are both completed.
6 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

16

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
On-track with milestones in 2024, which include:
Procurement and Engineering
•Substantial completion of procurement and engineering
Process Plant
•Construction of the control room and electrical room building - commenced in Q1 2024
•Construction of the tailings thickeners - commenced in Q1 2024
Tailings Filter Facility
•Awarding of the filter facility construction contract
•Preassembly of the filter press plates and frames - commenced in Q1 2024
•Completion of the structural steel
Integrated Extractive Waste Management Facility ("IEWMF")
•Completion of the coffer dam
Underground
•Awarding of the underground development and test stoping contract - completed in Q2 2024
•Completion of approximately 2,200 metres of underground development

Construction Progress
Work continues to ramp up on construction of major earthworks structures including the haul roads, water management ponds, low-grade stockpile, primary crusher, process facilities, filter building and the IEWMF. Productivity improvement initiatives by the earthworks contractor, including adding a partial second shift, has yielded significant improvements. Work is also progressing on the underground development to support test stope mining in 2025.
On the critical path is the filter plant building which continues to advance, with 871 piles required for the filter plant building and supporting infrastructure. To date, 270 piles have been completed, including 95% of the piles for the filter plant building. There are currently two active drills with a third drill having recently arrived on site. In July 2024, preparation work for the concrete foundations on the filter plant building have commenced, with assembly of the building structure to commence in Q3 2024 following the awarding of the filter plant construction contract. The contract will include the building structure, assembly of equipment within the building, including air compressors, conveyors, filter presses and other ancillary equipment and piping and electrical work. The filter press plates continue to be preassembled with 225 now completed out of a total of 588. The fabricated frames for the filter press plates arrived on site during Q2 2024.
Work in the mill/flotation building continues to progress. Commissioning of all overhead cranes was completed during Q2 2024. Construction lighting, scaffolding, steel and concrete work are all progressing according to plan. In addition, off-site pipe spool fabrication and contractor mobilization continue on plan. Work has also commenced on support infrastructure including the process control room building, process plant sub-station, water pump station, lime plant, air blowers building and flotation reagent areas.
During Q2 2024, earthworks were completed to allow access to the coffer dam site and construction has now commenced. In addition, the low-grade ore stockpile fill placement also commenced.
By the end of 2024, the Company expects to have completed the first of two water management ponds, IEWMF coffer dam and significantly advanced the IEWMF earthworks, process plant and filter plant earthworks.
All 19 company-owned Cat 745 trucks are now onsite and operational. During construction, these trucks are used as part of an integrated fleet with the earthwork's construction contractor for construction of the water management ponds one and two, low-grade ore stockpile, IEWMF and facilities. These trucks will continue to be used once Skouries is in operation to build the IEWMF lifts that will be required for stacking of produced dry tailings.

17

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Underground Development
The upgrade of the underground power supply from 400V to 690V has been completed. The ventilation upgrade is also complete, and the new contact water pumping system will be fully operational in 2024.
The first phase of underground development, which included the West Decline and access to the test stopes was completed with a local contractor. The second underground development contract was awarded and the contractor mobilized to site as planned in Q2 2024, taking their first blast on June 17, 2024. This second contract includes the test stope work as well as additional development and services work to support the development of the underground mine. The Company expects to complete approximately 2,200 metres of underground development by the end of 2024.
Engineering
Following the transition of engineering to Greece at the end of 2023, it is currently 72% complete as at the end of Q2 2024 and remains on track for substantial completion at the end of Q3 2024. Detailed engineering work continues to advance in all areas. The release of structural steel for fabrication is nearing completion with approximately 60% of the total steel fabricated to date.
Procurement
At the end of Q2 2024, procurement is substantially complete, with all long lead items procured and the focus on managing fabrication and deliveries.
Operational Readiness
The experienced commissioning, operational readiness and operations leadership team, which includes seven specialists, is currently focused on finalizing the commissioning plan integration with the project construction schedule. In addition, development of a Management Operating System, which provides operations with a system and processes to manage production, is ongoing. Several process mapping workshops were held to map current processes, which are analyzed and then integrated to ensure industry best practices to improve safety, reliability and effective decision making to drive efficiencies.
The Skouries operations team now consists of 133 personnel; including 118 in leadership, sustainability, operations and support services roles, and 15 embedded in the construction projects teams for open pit mining, underground mining and dry stack tailings construction. The operations recruitment profile was completed, and recruitment activities are on track with the Operational Workforce Plan. Finalization of operational and maintenance training solutions is ongoing.
The Mavres Petres Training Centre was utilized for ventilation training, business process mapping, document management and integration of Metso operations and training solutions into training and development programs. An agreement was reached with the technical and operational teams on a competency framework. This framework provides industry focused, comprehensive theoretical and hands-on practical training. Trainees are assessed on both theoretical and practical knowledge before being qualified to work independently in the mine. The training program is consistent with and compliments the applicable standards outlined in the Greek Mining Code and labour legislation. Training solutions for the open pit and processing operations and maintenance were identified, scoped and mutually agreed to. Mine operators and maintenance progression systems were also developed.
Workforce
In addition to the Operational Readiness team, as at June 30, 2024, there were 841 personnel on site which is expected to ramp up to 1,300 during 2024.

18

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project is expected to operate as a small open pit mine utilizing a conventional carbon-in-leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej Project has been presented as a disposal group held for sale as at June 30, 2024 and as a discontinued operation for the three and six months ended June 30, 2024 and June 30, 2023.

19

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Exploration and Evaluation
Exploration and evaluation expenditures are expensed when they relate to the search for, or the delineation of, mineral deposits, or the initial evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.

Segment	2024 Target / Projects	Exploration Expenditure
		Q2 2024	Q2 2023	YTD 2024	YTD 2023
Canada	Sigma-Lamaque proximal targets, Bourlamaque targets, Uniake-Perestroika, Montgolfier, Kirkland Lake targets	$1.0	$1.6	$3.5	$4.9
Turkiye	Efemcukuru West Vein targets, Atalan, Mayislar, Kurak	1.6	2.2	2.8	4.0
Other		0.8	0.8	1.5	1.6
Total Expensed		$3.4	$4.6	$7.8	$10.5
Canada	Lamaque: Triangle Deep, Ormaque resource conversion and expansion	$4.4	$3.0	$8.0	$5.3
Turkiye	Efemcukuru: Kestanebeleni, Kokarpinar, resource conversion and expansion	0.6	1.6	1.1	3.5
Other		—	0.4	0.4	0.7
Total Capitalized		$5.0	$5.0	$9.5	$9.5
Exploration and evaluation expenditures in Q2 2024 were primarily related to resource expansion programs in mine environments in Turkiye and Canada, and project generation activities in Turkiye, Greece and Canada.
In Q2 2024, exploration and evaluation expenses related primarily to early-stage projects in Quebec and Turkiye. Whilst drilling was performed on early-stage targets in Turkiye (239 metres), work activities elsewhere focused on generating and refining targets for future drilling and logistical preparations ahead of planned Q3 2024 drilling of targets. In Canada, drilling was undertaken in the Lamaque area testing for new targets, with a total of 1,605 metres in the quarter.
Capitalized expenditures related to resource expansion and resource conversion programs at the Triangle and Ormaque deposits (Lamaque Complex) as well as at Efemcukuru. At the Triangle deposit, underground drilling programs focused on resource conversion of the C7 zone, totalling 8,237 metres of drilling this quarter. At Ormaque, drilling focused on stepout holes testing the lateral extensions of the current resource area veins, and testing new areas along strike and at depth, for a total of 10,386 metres. Underground resource conversion drilling continued at Ormaque from the exploration drift and totalled 18,237 metres. At Efemcukuru, capitalized exploration related to resource expansion drilling targeting ore shoots in Kestanebeleni Vein and totalled 4,922 meters this quarter.

20

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities from continuing operations increased to $112.2 million in Q2 2024 from $75.3 million in Q2 2023, primarily as a result of higher gold sales volumes and higher average realized gold prices. Income taxes paid of $29.6 million in Q2 2024 ($15.1 million in Q2 2023) primarily related to operations in Turkiye and Quebec mining duties for Lamaque.
Investing Activities
In Q2 2024, we invested $133.1 million in capital expenditures on a cash basis. Before adjusting for non-cash accruals, growth capital investment included $91.9 million for the Skouries project as well as $25.0 million for waste stripping at Kisladag. Change in accounts payable and accruals related to capital additions in the quarter primarily related to the Skouries project. Sustaining capital expenditure at our operating mines totalled $31.9 million and primarily included underground development and construction and equipment rebuilds.

Summary of Capital Expenditures	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Kisladag	$32.3	$18.7	$57.7	$37.3
Lamaque	7.4	4.7	12.5	7.1
Efemcukuru	1.1	1.6	2.2	3.5
Olympias	1.6	3.7	2.6	3.5
Growth capital investment at operating mines (1)	$42.3	$28.8	$75.0	$51.4
Kisladag	$3.1	$2.8	$5.2	$5.0
Lamaque	20.5	16.5	41.9	34.6
Efemcukuru	4.2	3.7	7.1	5.9
Olympias	4.1	3.4	7.6	7.2
Sustaining capital expenditures at operating mines (1,2)	$31.9	$26.4	$61.9	$52.7
Skouries (3)	$91.9	$42.6	$144.4	$74.0
Other projects	(0.5)	1.7	6.4	4.8
Total capital expenditures	$165.7	$99.4	$287.7	$182.8
Reconciliation to cash capital expenditures:
Change in accounts payable and accruals related to capital additions	($31.1)	($13.2)	($32.3)	($24.0)
Lease and other non-monetary additions	(1.5)	—	(1.5)	(0.3)
Total cash capital expenditures (4)	$133.1	$86.2	$253.8	$158.6
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Includes sustaining capitalized exploration.
(3)Excludes capitalized interest of $6.7 million in Q2 2024, and $14.7 million for the six-month period ended June 30, 2024.
(4)Excludes capitalized interest paid of $5.2 million in Q2 2024, and $14.1 million for the six-month period ended June 30, 2024.

21

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Financing Activities
Project Financing Facility
On April 5, 2023, Eldorado achieved financial close of the €680.4 million Term Facility for the development of the Skouries project, with drawdowns totalling €153.2 million ($166.7 million) completed during 2023. The Term Facility is structured to provide 80% of the funding required to complete the project, with the remaining 20% to be funded by the Company. The Term Facility also provides a €30 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project. The Term Facility includes a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders (as to 80%) and the Company's wholly-owned subsidiary Hellas Gold Single Member S.A. ("Hellas") (as to 20%).
During Q2 2024, Eldorado completed drawdowns totalling €104.0 million ($111.3 million) on the Term Facility, bringing total drawdowns in 2024 to €118.1 million ($126.6 million) and cumulative drawdowns since 2023 to €271.3 million ($293.3 million).
In June 2024, Hellas entered into additional interest rate swaps with banking counterparties of the Term Facility. The interest rate swaps cover the variable interest rate exposure on the Contingent Overrun Facility (as a result of the revised capital cost estimate of $920 million for the Skouries project), under the six-months EURIBOR index. The interest rate swaps have a fixed rate of 2.75% and mature on December 31, 2032, with interest payments every six months.
These interest rate swaps were not designated as hedging instruments. As such, changes in their fair value have been recorded in other income and expense.
Senior Notes
On August 26, 2021 we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the Senior Notes as at June 30, 2024.
The semi-annual interest payment on the Senior Notes was paid on February 29, 2024. Of the amount paid, $8.9 million was capitalized related to the Skouries project and recorded in investing activities as capitalized interest paid. The remaining $6.7 million was recorded in financing activities.
Senior Secured Credit Facility
On June 27, 2024, Eldorado entered into a $350 million extended and increased revolving senior secured credit facility ("Credit Facility") with an option to increase the available credit by $100 million through an accordion feature and a maturity date of June 27, 2028. We are in compliance with covenants related to the Credit Facility as at June 30, 2024.
No amounts were drawn down on the Credit Facility in Q2 2024 and, as at June 30, 2024, the balance was $nil with the availability on the Credit Facility reduced by €126.2 million ($135.1 million) for the outstanding amount of the letter of credit backstopping the Company's equity commitment for the Skouries project. The letter of credit will be reduced Euro for Euro as the Company invests further in the Skouries project. When taking into consideration an additional letter of credit of $0.3 million related to Eldorado's Canadian operations, the resulting availability under the Credit Facility is $214.6 million as at June 30, 2024.

22

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Capital Resources

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$595.1	$540.5
Term deposits	—	1.1
Working capital (1)	708.0	639.4
Debt – long-term	$748.0	$636.1
(1)Working capital (defined as current assets less current liabilities) at June 30, 2024 does not include held for sale assets of $27.1 million (December 31, 2023 - $27.6 million) and held for sale liabilities of $11.1 million (December 31, 2023 - $10.9 million) associated with held assets held for sale.
At June 30, 2024, we had cash and cash equivalents and term deposits of $595.1 million compared to $541.6 million at December 31, 2023, an increase driven by positive cash flow from mining operations combined with drawdowns on the Term Facility, partially offset by continued investment in growth capital.
We expect that our working capital of $708.0 million as at June 30, 2024, together with expected future cash flows from operating activities and the undrawn amounts on both the Term Facility and Credit Facility (the latter if required), are sufficient to support our planned and foreseeable commitments for the next twelve months.
Commitments and Contractual Obligations
Commitments and contractual obligations categories that have significant changes as at June 30, 2024 as compared to December 31, 2023 are outlined below:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total
Debt - Term Facility (1)	—	43.4	72.8	72.8	72.8	35.5	297.4
Purchase obligations	20.9	0.1	—	—	—	—	20.9
(1) Does not include interest on debt.
Purchase obligations relate primarily to operating costs at all mines and capital projects at Kisladag, Skouries and Efemcukuru.

23

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Quarterly Results

	2024	2024	2023	2023	2023	2023	2022	2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue (5)	$297.1	$258.0	$306.9	$244.8	$229.0	$227.8	$246.2	$217.7
Net earnings (loss) from continuing operations(1,3,6,7)	56.4	35.2	91.8	(6.6)	1.5	19.4	41.9	(28.4)
Net (loss) earnings from discontinued operations (1,2)	(0.9)	(1.6)	0.6	(1.4)	(0.7)	(0.1)	1.8	(26.2)
Net earnings (loss) per share from continuing operations (1,3,6,7)
- basic	$0.28	$0.17	$0.45	($0.03)	$0.01	$0.11	$0.23	($0.15)
- diluted	$0.27	$0.17	$0.45	($0.03)	$0.01	$0.10	$0.23	($0.15)
Adjusted net earnings (loss) per share - basic (1,3,4,6,7,8)	$0.33	$0.27	$0.24	$0.17	$0.05	$0.09	$0.14	($0.05)
(1)Attributable to shareholders of the Company.
(2)Discontinued operations include the Romania segment in all periods presented. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(3)A concentrate weight-scale calibration correction at Olympias has resulted in an adjustment to ending inventory as at March 31, 2023 of 1,024 gold ounces. Gold production in Q1 2023 has been reduced by this amount, resulting in additional production costs of $1.3 million and additional depreciation expense of $0.7 million for Q1 2023.
(4)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(5)Q1-Q3 2023 revenues and production costs have been adjusted to reclassify freight-related concentrate sales pricing adjustments from selling expenses to revenues. The reclassification was $1.5 million for Q1 2023, $0.9 million for Q2 2023, and $0.4 million for Q3 2023, and has no impact on net income.
(6)Q3 2022 amount has been adjusted by $5.1 million to record additional depreciation expense upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant at Kisladag.
(7)Amounts presented are from continuing operations only and exclude the Romania segment. See Note 4 of our consolidated financial statements.
(8)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.
Net earnings were negatively impacted from mid-2022 onwards by inflation and cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia and ongoing supply chain challenges. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening against the US dollar of the Turkish Lira, Euro and Canadian dollar during 2022. Starting in 2023, electricity and fuel began to stabilize in Europe following decreasing concerns around the energy sector.
Revenue and net earnings in 2024, throughout 2023 and Q2 2022 benefited from higher average realized gold prices. Net earnings in Q3 2022 were also negatively impacted due to reduced stacking at Kisladag in previous quarters as a result of the commissioning of the high-pressure grinding rolls circuit ("HPGR") in Q4 2021 and production challenges in Q1 2022. Net earnings increased in Q4 2022 and Q1 2023 due to strong production and sales compared to previous quarters in 2022. The net loss in Q3 2023 was driven by higher tax expense due to the impact of the income tax rate increase in Turkiye, which was effective on July 15, 2023, with retroactive application to January 1, 2023.
In Q4 2022, net earnings were negatively impacted by a $6.4 million ($5.2 million net of deferred tax) write-down of property, plant and equipment, which related to the existing heap leach pad and ADR plant at Kisladag.
Net earnings in 2022 were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements, reducing the corporate tax rate and resulting in current tax savings of $10.0 million in 2022.
Net loss from discontinued operations includes a $29.3 million impairment recorded in Q3 2022 relating to the Certej project.

24

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Adjusted net earnings7 removes significant items that do not reflect our underlying performance, and among other things in Q4 2023, adjusted a gain on deferred tax due to inflation accounting of $59.4 million related to the step-up of tax basis amounts in Turkiye, followed by similar deferred tax gains of $14.0 million and $7.6 million in Q1 2024 and Q2 2024, respectively.
Other adjustments included a loss on foreign exchange translation of deferred tax balances of $5.8 million in Q2 2024, $19.3 million in Q1 2024, $15.2 million in Q3 2023, $21.4 million in Q2 2023, and $18.4 million in Q3 2022, all mainly due to the devaluation of the Turkish Lira in those periods.
Adjustments during the last year also included removing the quarterly impact of unrealized losses related to derivative instruments, with an adjustment of $12.0 million in Q2 2024, driven by higher gold and copper prices.
Other significant adjustments from prior quarters include the following:
•Q1 2024 - an unrealized loss of $16.9 million on derivative instruments, driven primarily by a higher gold price
•Q4 2023 - an unrealized loss of $24.6 million on derivative instruments, driven primarily by a higher gold price
•Q3 2023 - adjusted the one-time out-of-period current tax expense of $8.2 million related to the retroactive tax rate change in Turkiye as well as the one-time deferred tax expense of $22.6 million
•Q4 2022 - adjusted a gain of $18.3 million on foreign exchange translation of deferred tax balances recorded primarily as a result of the strengthening of the Euro

Outstanding Share Information

Common Shares Outstanding (1)
- as of June 30, 2024	204,761,278
- as of July 25, 2024	204,761,278
Share purchase options - as of July 25, 2024 (Weighted average exercise price per share: C$14.31)	2,801,530
Performance share units (2) - as of July 25, 2024	965,493
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

7 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

25

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Total cash costs	We define total cash costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting total cash costs of production by gold mining companies. Total cash costs include direct operating costs (including mining, processing and administration), refining and selling costs (including treatment, refining and transportation charges and other concentrate deductions), and royalty payments, but exclude depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce total cash costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

26

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital investment for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; out-of-period current tax expenses or recoveries due to changes in tax rates; gains or losses on deferred tax due to changes in tax rates; gains or losses on embedded derivatives; unrealized gains or losses on derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; unrealized gains or losses on derivatives; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. We believe free cash flow excluding Skouries is a useful indicator of our ability to generate free cash flow from operations, prior to investment in the Skouries project.
Free cash flow excluding Skouries	Defined as free cash flow (defined above) adding back cash-basis capital additions for the Skouries project and capitalized interest paid related to the Skouries project.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

27

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Total Cash Costs, Total Cash Costs per Ounce Sold
Our reconciliation of total cash costs and total cash costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Production costs	$127.8	$116.1	$250.8	$225.8
By-product credits (1)	(17.9)	(17.5)	(37.4)	(37.8)
Concentrate deductions (2)	$3.9	$3.6	$7.5	$8.3
Total cash costs	$113.9	$102.2	$220.9	$196.3
Gold ounces sold	121,226	110,134	237,234	219,951
Total cash cost per ounce sold	$940	$928	$931	$893
(1)Revenue from silver, lead and zinc sales.
(2)Included in revenue.

For the three months ended June 30, 2024:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$33.6	($0.9)	$0.2	($3.1)	$7.5	$37.3	39,646	$941
Lamaque	33.8	(0.5)	0.1	(1.5)	1.2	33.1	43,625	759
Efemcukuru	17.6	(1.7)	4.0	(0.5)	5.0	24.4	22,462	1,087
Olympias	27.3	(14.8)	4.4	(1.9)	4.1	19.1	15,493	1,231
Total consolidated	$112.3	($17.9)	$8.6	($7.0)	$17.8	$113.9	121,226	$940
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the six months ended June 30, 2024:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$69.2	($1.8)	$0.4	($12.6)	$12.2	$67.4	76,344	$883
Lamaque	68.4	(0.9)	0.2	(2.2)	2.4	67.9	88,245	769
Efemcukuru	33.0	(3.4)	7.7	(0.4)	9.0	45.9	41,076	1,117
Olympias	57.9	(31.4)	9.3	(4.4)	8.4	39.8	31,568	1,260
Total consolidated	$228.5	($37.4)	$17.6	($19.7)	$32.0	$220.9	237,234	$931
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

28

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
For the three months ended June 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$27.8	($0.8)	$0.2	($4.9)	$4.5	$26.7	32,280	$827
Lamaque	26.8	(0.3)	0.1	0.5	1.0	28.0	39,904	701
Efemcukuru	13.5	(1.4)	3.4	0.1	4.9	20.5	22,466	915
Olympias	31.8	(15.0)	6.5	(1.0)	4.8	27.0	15,484	1,746
Total consolidated	$99.9	($17.5)	$10.1	($5.4)	$15.1	$102.2	110,134	$928
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the six months ended June 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Royalty expense	Total cash costs	Gold oz sold	Total cash cost/oz sold
Kisladag	$57.9	($1.6)	$0.3	($7.9)	$7.7	$56.4	69,673	$809
Lamaque	56.6	(0.8)	0.2	(1.1)	1.9	56.7	78,547	722
Efemcukuru	28.8	(2.3)	6.5	(0.1)	6.2	39.0	42,217	924
Olympias	58.7	(33.1)	12.2	(1.6)	8.0	44.2	29,514	1,496
Total consolidated	$201.9	($37.8)	$19.1	($10.7)	$23.8	$196.3	219,951	$893
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold

Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliation of total cash costs to production costs, the most directly comparable IFRS measure, is presented above.

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Total cash costs	$113.9	$102.2	$220.9	$196.3
Corporate and allocated G&A	13.3	11.3	24.4	21.2
Exploration and evaluation costs	1.1	0.7	2.0	1.0
Reclamation costs and amortization	2.1	2.4	0.5	4.7
Sustaining capital expenditure	30.9	26.1	59.9	52.1
AISC	$161.3	$142.7	$307.8	$275.3
Gold ounces sold	121,226	110,134	237,234	219,951
AISC per ounce sold	$1,331	$1,296	$1,297	$1,252

29

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
General and administrative expenses (from consolidated statement of operations)	$10.3	$9.4	$19.8	$20.0
Add:
Share-based payments expense	3.7	2.7	5.7	3.5
Employee benefit plan expense from corporate and operating gold mines	0.9	0.7	2.0	2.2
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.2)	(0.1)	(0.7)	(0.5)
Depreciation in G&A	(0.9)	(0.8)	(1.7)	(1.6)
Business development	(0.2)	(0.4)	(0.5)	(2.3)
Development projects	(0.2)	(0.1)	(0.5)	(0.3)
Adjusted corporate general and administrative expenses	$13.2	$11.4	$24.0	$21.1
Regional general and administrative costs allocated to gold mines	0.1	(0.1)	0.4	0.1
Corporate and allocated general and administrative expenses per AISC	$13.3	$11.3	$24.4	$21.2

Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Exploration and evaluation expense (from consolidated statement of operations)(1)	$3.4	$4.6	$7.8	$10.5
Add:
Capitalized sustaining exploration cost related to operating gold mines	1.1	0.7	2.0	1.0
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(3.4)	(4.6)	(7.8)	(10.5)
Exploration and evaluation costs per AISC	$1.1	$0.7	$2.0	$1.0
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements) (1)	$1.2	$1.1	$2.4	$2.1
Add:
Depreciation related to asset retirement obligation assets	1.1	1.5	(1.5)	2.9
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.2)	(0.4)	(0.4)
Reclamation costs and amortization per AISC	$2.1	$2.4	$0.5	$4.7
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

30

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Our reconciliation by asset of AISC and AISC per ounce sold to total cash costs is presented below.
For the three months ended June 30, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$37.3	$—	$—	$1.5	$3.1	$41.8	39,646	$1,055
Lamaque	33.1	—	0.5	0.1	20.1	53.8	43,625	1,233
Efemcukuru	24.4	0.1	0.6	0.2	3.6	28.9	22,462	1,288
Olympias	19.1	—	—	0.4	4.1	23.6	15,493	1,522
Corporate (1)	—	13.2	—	—	—	13.2	—	109
Total consolidated	$113.9	$13.3	$1.1	$2.1	$30.9	$161.3	121,226	$1,331
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the six months ended June 30, 2024:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$67.4	$—	$—	$2.8	$5.2	$75.4	76,344	$988
Lamaque	67.9	—	0.8	0.3	41.1	110.1	88,245	1,248
Efemcukuru	45.9	0.4	1.1	(3.3)	6.0	50.1	41,076	1,220
Olympias	39.8	—	—	0.7	7.6	48.1	31,568	1,524
Corporate (1)	—	24.0	—	—	—	24.0	—	101
Total consolidated	$220.9	$24.4	$2.0	$0.5	$59.9	$307.8	237,234	$1,297
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended June 30, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$26.7	$—	$—	$0.8	$2.8	$30.3	32,280	$937
Lamaque	28.0	—	0.3	0.1	16.2	44.6	39,904	1,117
Efemcukuru	20.5	(0.1)	—	0.8	3.7	25.0	22,466	1,111
Olympias	27.0	—	0.4	0.7	3.4	31.5	15,484	2,036
Corporate (1)	—	11.4	—	—	—	11.4	—	104
Total consolidated	$102.2	$11.3	$0.7	$2.4	$26.1	$142.7	110,134	$1,296
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

31

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
For the six months ended June 30, 2023:

	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$56.4	$—	$—	$1.6	$5.0	$63.0	69,673	$904
Lamaque	56.7	—	0.6	0.3	34.1	91.6	78,547	1,166
Efemcukuru	39.0	0.1	—	1.6	5.9	46.6	42,217	1,103
Olympias	44.2	—	0.4	1.3	7.1	53.0	29,514	1,797
Corporate (1)	—	21.1	—	—	—	21.1	—	96
Total consolidated	$196.3	$21.2	$1.0	$4.7	$52.1	$275.3	219,951	$1,252
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Sustaining and Growth Capital
Our reconciliation of growth capital investment and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements)	$165.7	$99.5	$287.7	$182.8
Growth and development project capital investment - gold mines	(42.3)	(29.0)	(75.0)	(51.9)
Growth and development project capital investment - other (2)	(90.4)	(44.8)	(150.1)	(79.7)
Sustaining capital expenditure equipment leases (3)	(1.0)	0.5	(0.6)	0.9
Capitalized exploration cost related to operating gold mines	(1.1)	—	(2.0)	—
Sustaining capital expenditure at operating gold mines	$30.9	$26.1	$59.9	$52.1
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(2)Includes capital expenditures relating to Skouries, Stratoni and other projects, excluding non-cash sustaining lease additions.
(3)Sustaining lease principal and interest payments, net of non-cash lease additions.

Average Realized Gold Price per Ounce Sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended June 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$94.0	$—	($0.9)	$93.1	39,646	$2,347
Lamaque	102.8	—	(0.5)	102.4	43,625	2,347
Efemcukuru	55.3	1.4	(1.7)	55.0	22,462	2,448
Olympias	45.0	2.6	(14.8)	32.8	15,493	2,115
Total consolidated	$297.1	$3.9	($17.9)	$283.2	121,226	$2,336
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

32

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
For the six months ended June 30, 2024:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$171.0	$—	($1.8)	$169.3	76,344	$2,217
Lamaque	196.3	—	(0.9)	195.4	88,245	2,214
Efemcukuru	96.6	2.6	(3.4)	95.9	41,076	2,335
Olympias	91.1	4.9	(31.4)	64.6	31,568	2,048
Total consolidated	$555.1	$7.5	($37.4)	$525.2	237,234	$2,214
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the three months ended June 30, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$64.7	$—	($0.8)	$63.9	32,280	$1,980
Lamaque	78.6	—	(0.3)	78.3	39,904	1,962
Efemcukuru	44.1	1.5	(1.4)	44.3	22,466	1,971
Olympias	41.6	2.1	(15.0)	28.6	15,484	1,850
Total consolidated	$229.0	$3.6	($17.5)	$215.1	110,134	$1,953
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the six months ended June 30, 2023:

	Revenue	Concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$136.8	$—	($1.6)	$135.1	69,673	$1,939
Lamaque	152.3	—	(0.8)	151.5	78,547	1,928
Efemcukuru	84.8	3.3	(2.3)	85.7	42,217	2,031
Olympias	83.0	5.0	(33.1)	55.0	29,514	1,862
Total consolidated	$456.8	$8.3	($37.8)	$427.3	219,951	$1,943
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

33

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) per Share
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net earnings attributable to shareholders of the Company (1)	$56.4	$1.5	$91.6	$20.9
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	—	4.3
(Gain) loss on foreign exchange translation of deferred tax balances net of inflation accounting (3)	(1.9)	21.4	3.4	17.8
Decrease (increase) in fair value of redemption option derivative	0.1	1.6	(2.0)	0.6
Unrealized loss (gain) on derivative instruments	12.0	(8.4)	28.9	(9.0)
Out-of-period current tax expense due to changes in tax rates (4)	—	(6.4)	—	(8.2)
Total adjusted net earnings	$66.6	$9.7	$121.8	$26.4
Weighted average shares outstanding (thousands)	204,075	188,804	203,391	186,355
Adjusted net earnings per share ($/share)	$0.33	$0.05	$0.60	$0.14
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)Q2 2024 includes $5.7 million loss (2023 - $21.4 million loss) on foreign exchange translation of deferred tax balances and $7.6 million gain (2023 - $nil) on inflation accounting. Six month period ended June 30, 2024 includes $25.0 million loss (2023 - $17.8 million loss) on foreign exchange translation of deferred tax balances and $21.6 million gain (2023 - $nil) on inflation accounting.
(4)Q1 2023 through Q3 2023 have been adjusted for out-of-period current income tax adjustments related to impact of retroactive income tax rate increase in Turkiye enacted in Q3 2023.

EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Earnings before income tax (1)	$78.1	$40.3	$129.3	$72.4
Depreciation and amortization (2)	60.3	64.9	115.7	128.0
Interest income	(6.2)	(2.7)	(11.3)	(6.5)
Finance costs	7.1	9.4	7.1	18.1
EBITDA	$139.3	$111.8	$240.7	$212.1
Share-based payments expense	3.7	2.7	5.7	3.5
Loss on disposal of assets	0.4	0.7	0.6	0.8
Unrealized loss (gain) on derivative instruments	12.0	(8.4)	28.9	(9.0)
Adjusted EBITDA	$155.3	$106.8	$275.8	$207.4
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(2)Includes depreciation within general and administrative expenses.

34

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Free Cash Flow and Free Cash Flow Excluding Skouries
Our reconciliations of free cash flow and free cash flow excluding Skouries to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net cash generated from operating activities (1)	$112.2	$75.3	$207.5	$115.6
Less: Cash used in investing activities	(144.3)	(97.0)	(280.5)	(138.0)
Add back: Decrease in term deposits	—	—	(1.1)	(35.0)
Add back: Purchase of marketable securities	—	—	11.1	0.6
Free cash flow	($32.0)	($21.7)	($63.0)	($56.7)
Add back: Skouries cash capital expenditures	60.8	34.9	116.5	50.0
Add back: Capitalized interest paid (2)	5.2	0.5	14.1	0.5
Free cash flow excluding Skouries	$33.9	$13.7	$67.6	($6.2)
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.
(2)Includes interest from the Term Facility and Senior Notes.

Cash Flow from Operating Activities before Changes in Working Capital

Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net cash generated from operating activities (1)	$112.2	$75.3	$207.5	$115.6
Less: Changes in non-cash working capital	(19.9)	(7.1)	(33.0)	(60.0)
Cash flow from operating activities before changes in working capital	$132.2	$82.4	$240.5	$175.6
(1)Amounts presented for 2024 and 2023 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and six months ended June 30, 2024.

35

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Managing Risk
In the exploration, development and mining of mineral deposits, we are subject to various, significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: political, economic, and other risks specific to the foreign jurisdictions where we operate; the inherent risk associated with project development, including for the Skouries project; risks related to global economic conditions including those related to the Russia-Ukraine conflict; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards, contamination or damage at our projects; production and processing, including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operation technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; and competition. These risks are not the only risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects.
For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors in Our Business' in our current AIF for the year ended December 31, 2023, which risks are incorporated by reference in this MD&A.
There were no significant changes to our financial, operational and business risk exposure during the three and six months ended June 30, 2024.
These are not the only risks that could have an effect on our business, results of operations, financial condition and share price and other risks may become more material to us in the future or the above risks could diminish in importance, depending on the current circumstances of our business and operations.
The reader should carefully review each of the risk factors set out in our most recently filed AIF, in respect of the year ended December 31, 2023 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks.

36

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Other Information and Advisories
Changes in Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. We believe that any system of internal control over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems deemed to be effective can provide only reasonable, not absolute, assurance that the objectives of the control system are met. There have been no changes in our internal controls over financial reporting during the six months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Critical Accounting Estimates and Judgements
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
For further information on our significant judgements and accounting estimates, refer to note 4 of our audited annual consolidated financial statements for the years ended December 31, 2023 and 2022. There have been no subsequent material changes to these significant judgements and accounting estimates.
Changes in Accounting Policies
The accounting policies applied in our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2024 are the same as those applied in the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022.
The following amendments to standards were effective for annual periods beginning on or after January 1, 2024:
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current.
•Narrow scope amendments to IAS 1 Presentation of Financial Statements - Non-current liabilities with covenants.
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Executive Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific and technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this MD&A for the Quebec projects.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

37

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024
Forward-Looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budgets”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements and forward-looking information contained in this MD&A includes, but is not limited to, statements or information with respect to: expected benefits of the Amended Investment Agreement; our intentions to sell the Certej Project; our beliefs and goals with respect to reserve growth and low cost growth through discovery; our jurisdictional strategy; our intentions to deliver value to stakeholders; with respect to the Skouries Project, the timing of first production, expected 2025 gold and copper production; timing of commercial production; our goals to optimize our 2026 production profile, expectation average production, after-tax IRR and NPV as detailed in the Feasibility Study, a revised capital estimate for the project, in 2024 and specifically in the second half of 2024, and specific activities and milestones related to construction, underground development, engineering, procurement and operational readiness and expected workforce ramp ups in 2024, and expected sources of funding; expected drawdowns on the Term Facility; 2024 annual guidance including annual and second half production, production ranges by material property, expected total operating costs per ounce sold, AISC per ounce sold, growth capital, sustaining capital and exploration expenditures; efforts to improve workplace safety; with respect to Kisladag, construction of the second phase of the North Heap Leach Pad, expected benefits of technical work and future technical focus and expected increases in production in the third quarter due to higher expected stacking rates; expected production relative to second quarter and expected grade increases in Lamaque; expected third quarter production at Efemcukuru and the reasons supporting that expectation; with respect to Olympias, expectations of finalizing a new collective bargaining agreement and the benefits therefrom, and expected third quarter increases in production; expected parameters of the Perama Hill project if developed; planning exploration drilling generally, resource conversion at Ormaque; 2024 exploration targets and projects; expected sources of funding for the Skouries project and expected reductions in the letter of credit backstopping the equity commitment for the project; expectations that working capital will be sufficient for the next twelve months; critical accounting estimates and judgements; changes in accounting policies; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and generally our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties, and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. These include assumptions concerning: timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; our ability to conclude a collective bargaining agreement at Olympias in a timely manner and on satisfactory terms to the Company; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we

38

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024 operate in (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market).
With respect to the Skouries project, we have made additional assumptions about inflation rates; labour productivity, rates and expected hours; the scope and timing related to the awarding of key contract packages and approval thereon; expected scope of project management frameworks; our ability to continue to execute our plans relating to Skouries on the existing project timeline and consistent with the current planned project scope; the timeliness of shipping for important or critical items; our ability to continue to access our project funding and remain in compliance with all covenants and contractual commitments in relation thereto; our ability to obtain and maintain all required approvals and permits, both overall and in a timely manner; no further archaeological investigations being required, the future price of gold, copper and other commodities; and the broader community engagement and social climate in respect of the Skouries project.
In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A. Even though we believe that the assumptions and expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other important factors that may cause actual results, activities, performance or achievements to be materially different from those described in the forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to our operations in foreign jurisdictions (including recent disruptions to shipping operations in the Red Sea and any related shipping delays, shipping price increases, or impacts on the global energy market); development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters including existing or potential environmental hazards; production and processing including throughput, recovery and product quality; geometallurgical variability; waste disposal including a spill, failure or material flow from a tailings facility causing damage to the environment or surrounding communities; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of mineral reserves and mineral resources; different standards used to prepare and report mineral reserves and mineral resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, and those risk factors discussed in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do

39

MANAGEMENT'S DISCUSSION and ANALYSIS For the three and six months ended June 30, 2024 not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2023, a summary of which was published on December 13, 2023. In addition, the Company filed the following updated Technical Reports on SEDAR+ and EDGAR on March 28, 2024: Technical Report titled "Technical Report, Efemcukuru Gold Mine, Turkiye" with an effective date of December 31, 2023; and Technical Report titled "Technical Report, Olympias Mine, Greece" with an effective date of December 31, 2023. The updated Technical Reports do not contain any material changes to the Mineral Resources and Mineral Reserves previously published on December 13, 2023.

40